UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIEW SYSTEMS INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

926706201

(CUSIP Number)

Reid R. Miles

470 Park Avenue South, 12th Floor, North Side

New York, New York 10016

212-586-6050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 526706201

1	NAMES OF REPORTING PERSONS. Reid R. Miles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,000,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% of Common Stock
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 8, 2012 by Reid R. Miles in connection with the common stock of View Systems Inc. (the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by deleting the first paragraph thereof in its entirety and replacing it by the following:

The Issuer and the Reporting Person entered into a Consulting Agreement (the “Consulting Agreement”) dated as of February 20, 2013. In addition, the Issuer and the Reporting Person entered into a Stock Option Plan Agreement (the “Stock Option Plan Agreement”) dated as of February 26, 2013, pursuant to which the Issuer granted the Reporting Person stock options to purchase 15,000,000 shares of Common Stock at a price of $0.03 per share. The Reporting Person has not exercised any of these options.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a) As of the date of this report, the Reporting Person beneficially owns 15,000,000 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person, which number of shares represents approximately 7.6% of the outstanding Common Stock based on 182,421,178 shares of Common Stock outstanding as of March 12, 2013, which information was obtained from the transfer agent of the Issuer. Such options are exercisable from February 26, 2013 to March 1, 2018.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby supplemented by the following:
Exhibit B - Stock Option Plan Agreement dated as of February 26, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2013

/s/ Reid R. Miles

REID R. MILES

STOCK OPTION PLAN AGREEMENT

Between

VIEW SYSTEMS INC.

and

REID R. MILES

View Systems Inc.

1550 Caton Center Drive, Suite E

Baltimore, Maryland 21227

-- Stock Option Plan Agreement --

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STOCK OPTION PLAN AGREEMENT

THIS STOCK OPTION PLAN AGREEMENT (the “Agreement”) is made and entered into to be effective as of the 26th day of February, 2013 (the “Date of Grant”).

BETWEEN:

VIEW SYSTEMS INC., a company incorporated under the laws of the State of Nevada, U.S.A., and having a business office and an address for notice and delivery located at 1550 Caton Center Drive, Suite E, Baltimore, Maryland 21227

(the “Company”);

OF THE FIRST PART

AND:

REID R. MILES, having an address for notice and delivery located at 470 Park Avenue South, 12th Floor, North Side, New York, New York 10016

(the “Optionee”).

OF THE SECOND PART

witnesseth:

whereas, effective as of the 1st day of March, 2013, the Board of Directors of the Company determined that the Optionee should receive an option to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) in order to provide the Optionee with an opportunity for investment in the Company and additional incentive to pursue the success of the Company, said option to be for the number of shares, at the price per share and on the terms as set forth in this Agreement; and

WHEREAS, the Optionee desires to receive an option on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, the parties to this Agreement agree as follows:

1.	Grant of Option.

The Company hereby grants to the Optionee, as a matter of separate agreement and not in lieu of salary or any other compensation for service, the right and option (the “Option”) to purchase all or any part of an aggregate of 15,000,000 shares of the authorized and unissued Common Stock (collectively, the “Option Shares”) pursuant to the terms and conditions as set forth in this Agreement.

-- Stock Option Plan Agreement --

3

2.	Option Price.

At any time when shares are to be purchased pursuant to the Option, the purchase price for each Option Share shall be U.S. $0.03 (the “Option Price”).

3.	Option Period and termination provisions.

Option Period. The option period with respect to each Option Share shall commence from the Date of Grant and shall terminate at 5:00 p.m. (Eastern Time) on March 1, 2018 (such period in time being the “Option Period”) unless terminated earlier as provided in this Agreement.

Earlier termination of Option. Upon the death of the Optionee during the Option Period, the Option may be exercised by the Optionee’s estate in full for one year after such death; provided always, that payment is tendered within one year after the date of death.

4.	Exercise of Option.

(a)	The Option may be exercised in full at one time or in part from time to time by delivering to the Company:

(i)	a Notice and Agreement of Exercise of Option (the “Notice and Agreement of Exercise of Option”), substantially in the form attached hereto as Exhibit A, specifying the number of Option Shares with respect to which the Option is exercised, and

(ii)	full payment of the Option Price for such shares, either in cash or by certified cheque or bank draft, assignment of advances provided to the Company, or assignment of debt or other liability approved by the Board of Directors, or other remuneration approved by the Board of Directors, or a combination thereof or pursuant to the cashless exercise procedure specified in Section 5 below.

(b)	Promptly upon receipt of the Notice and Agreement of Exercise of Option and, if not a cashless exercise, the full payment of the Option Price by the Optionee (including payment or provision for payment of any applicable withholding or similar taxes), the Company shall deliver to the Optionee a properly executed certificate or certificates representing the Option Shares being purchased.

(c)	Partial exercises of the Option resulting in purchases of a portion of the total number of Option Shares available hereunder shall have the effect of lowering the outstanding number of Option Shares purchasable hereunder in an amount equal to the applicable number of Option Shares purchased. The Optionee and the Company shall maintain records showing the number of Option Shares purchased and the date of such purchases. The Optionee and any assignee, by acceptance of this Agreement, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Option Shares hereunder, the number of Option Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

-- Stock Option Plan Agreement --

4

5.	Cashless Exercise of Stock Options.

The Company agrees that the Optionee will be eligible to a cashless exercise in full at one time or in part from time to time of the Option to purchase the Option Shares. The Optionee shall be entitled to receive a certificate for the number of shares of Common Stock equal to the quotient obtained by dividing [(A-B) x (X)] by (A), where:

(A) = the closing price of the shares of Common Stock on the trading day immediately preceding the date on which the Optionee elects to exercise the Option by means of a cashless exercise as set forth in the Notice and Agreement of Exercise of Option;

(B) = the Exercise Price, as adjusted hereunder; and

(X) = the number of Option Shares issuable upon exercise of this Option in accordance with the terms of this Agreement.

6.	Securities laws requirements.

No Option Shares shall be issued unless and until, in the reasonable opinion of the Company, any applicable registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), any applicable listing requirements of any securities exchange on which stock of the same class has been listed, and any other requirements of law or any regulatory bodies having jurisdiction over such issuance and delivery have been fully complied with. Pursuant to the terms of the Notice and Agreement of Exercise of Option that shall be delivered to the Company upon each exercise of the Option, the Optionee, and the Optionee’s designee if applicable, shall acknowledge, represent, warrant and agree as follows:

(a)	all Option Shares shall be acquired solely for the account of the Optionee, or for the account of the Optionee’s designee if applicable, for investment purposes only and with no view to their resale or other distribution of any kind;

(b)	no Option Shares shall be sold or otherwise distributed in violation of the Securities Act or any other applicable federal or state securities laws;

(c)	if the Optionee, or the Optionee’s designee if applicable, is subject to reporting requirements under Section 16(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Optionee, or the Optionee’s designee if applicable, shall:

(i)	be aware that the grant of the Option to purchase Option Shares is an event that may require reporting on Forms 3, 4 or 5 under Section 16(a) of the Exchange Act;

-- Stock Option Plan Agreement --

5

(ii)	be aware that any sale by him or his immediate family of the Company’s Common Stock or of any of the Option Shares within six months before or after any grant or exercise of the Option may create liability for him under Section 16(b) of the Exchange Act;

(iii)	consult with his counsel regarding the application of Section 16(b) of the Exchange Act prior to any exercise of the Option, and prior to any sale of the Company’s Common Stock or the Option Shares within six months after any grant or exercise of the Option;

(iv)	assist the Company with the filing of the applicable Forms 3, 4 or 5 with the United States Securities and Exchange Commission (the “Commission”); and

(v)	timely file all reports required under the federal securities laws;

(d)	the Optionee, or the Optionee’s designee if applicable, shall if required in writing by the Company, report all of the sales of Option Shares to the Company in writing on a form prescribed by the Company; and

(e)	if any of the Option Shares are being acquired solely for the account of the Optionee’s designee, each of the Optionee and the Optionee’s designee is either a consultant or advisor to the Company, the Optionee is under privity of contract or arrangement with the Company and each of the Optionee and the Optionee’s designee, in such capacity, has rendered bona fide services to the Company which include, but are not limited to, financial, administrative and/or managerial services; and provided that neither the Optionee nor the Optionee’s designee rendered or renders services, directly or indirectly, to promote or maintain a market for the Company’s securities and, furthermore, provided that no such services were rendered or are being rendered in connection with the offer or sale of securities in a capital-raising transaction on behalf of the Company; failing any of which any Option Shares acquired hereunder may not be or may not have been registerable under the Securities Act and may not be sold unless they are sold pursuant to an exemption from registration under the Securities Act.

The foregoing restrictions or notice thereof shall be placed on the certificates representing the Option Shares purchased pursuant to the Option and the Company may refuse to issue the certificates or to transfer the shares on its books unless it is satisfied that no violation of such restrictions will occur.

7.	Transferability of Option.

The Option shall not be transferable except (a) by will or the laws of descent and distribution, (b) to an Affiliate of the Optionee or (c) to trust, family limited partnership or limited liability company or other entity for estate planning purposes, and any attempt to do so shall void the Option. During the Optionee’s lifetime the Option is exercisable only by the Optionee or its permitted transfers, however, and in accordance with the provisions hereof, any Option Shares being acquired hereunder may, at the prior direction of the Optionee, be acquired by the Optionee or by the Optionee’s designee.

-- Stock Option Plan Agreement --

6

8.	Adjustment by further issuance of shares, stock split, stock dividend, etc.

(a)          If the Company increases or decreases the number of its outstanding shares of Common Stock, or changes in any way the rights and privileges of such shares, by means of the payment of a stock dividend or the making of any other distribution on such shares payable in its Common Stock, or through a stock split or subdivision of shares, or a consolidation or combination of shares, or through a reclassification or recapitalization involving its Common Stock, the numbers, rights and privileges of the shares of Common Stock included in the Option shall be increased, decreased or changed in like manner as if such shares had been issued and outstanding, fully paid and non-assessable at the time of such occurrence.

(b)          If the Company, at any time prior to March 1, 2015, shall issue or sell any shares of Common Stock or Common Stock Equivalents (each such issuance or sale, a “Dilutive Issuance”), then upon each such Dilutive Issuance, the total number of Option Shares which may be purchased pursuant to this Agreement after such Dilutive Issuance shall be increased to an amount equal to (i) 5.95% of the number of shares of Common Stock outstanding on a Fully Diluted Basis after giving effect to such Dilutive Issuance, less (ii) the total amount of shares of Common Stock purchased pursuant to this Agreement prior to such Dilutive Issuance. “Fully Diluted Basis” means all of the outstanding shares of Common Stock, assuming the full exercise of all then outstanding options, warrants or other rights to acquire shares of Common Stock and the full conversion of all outstanding securities convertible into shares of Common Stock (collectively, “Common Stock Equivalents”) without regard to any restrictions or conditions with respect to the exercisability or conversion of such Common Stock Equivalents.

(c)          Upon any adjustment of the Option Price or the number of Options Shares which may be purchased pursuant to this Agreement, the Company shall deliver a written notice of the same to the Optionee, which notice shall be signed by the President, Chief Executive Officer or Chief Financial Officer of the Company specifying the applicable modifications.

(d)          The Company represents to the Optionee that as of the date hereof, (i) the authorized capital stock of the Company is 950,000,000 shares of Common Stock, of which 181,421,178 are issued and outstanding, and 10,000,000 shares of Preferred Stock of the Company, of which 2,989,647 are issued and outstanding, (ii) an aggregate of 100,000,000 shares of Common Stock have been reserved for issuance pursuant to the Company’s 2010 Equity Incentive Plan and the Company’s 2010 Service Provider Stock Compensation Plan and (iii) options (which do not include the Options granted pursuant to this Agreement) to acquire an aggregate of 10,000,000 shares of Common Stock have been issued. Except as contemplated by this Agreement and except as set forth in this Section 8(d), there are no Common Stock Equivalents outstanding.

-- Stock Option Plan Agreement --

7

9.	Merger or consolidation.

(a)	Effect of transaction. Subject to subparagraph (b) below, upon the occurrence of any of the following events, if the notice required by paragraph 9(b) hereinbelow has been given, the Option shall automatically terminate and be of no further force or effect whatsoever:

(i)	the merger or consolidation of the Company with one or more other corporations, resulting in the shareholders of the Company owning less than a majority of the voting power of all shareholders in the surviving entity or the parent of the surviving entity; or

(ii)	the distribution of cash or property following a (A) dissolution or liquidation of the Company; (B) the appointment of a receiver for all, or substantially all, of the Company’s assets or business; (C) the appointment of a trustee for the Company after a petition has been filed for the Company’s reorganization under applicable statutes; or (D) the sale, lease or exchange of all, or substantially all, of the Company’s assets and business.

(b)	Notice of such occurrence. At least 30 days’ prior written notice of any event described in paragraph 9(a) hereinabove, shall be given by the Company to the Optionee, which notice shall include a statement regarding the anticipated proceeds or consideration that the Optionee is expected to have after such event. After receipt of such notice the Optionee may, at any time before the occurrence of the event requiring the giving of notice, exercise the unexercised portion of the Option as to all the shares covered thereby. Such notice shall be deemed to have been given when delivered personally to the Optionee or pursuant to the provisions of paragraph 12 of this Agreement. If no such notice shall be given with respect to a transaction described in subparagraphs 9(a), the provisions of paragraph 9(a) shall not apply and the Option shall not terminate upon the occurrence of such transaction.

10.	Common Stock to be received upon exercise.

The Optionee understands that the Company is under no obligation to register the Option Shares under the Securities Act, and that, in the absence of any such registration, the Option Shares cannot be sold unless they are sold pursuant to an exemption from registration under the Securities Act. The Company is under no obligation to comply, or to assist the Optionee in complying with, any exemption from such registration requirement, including supplying the Optionee with any information necessary to permit routine sales of the Option Shares under Rule 144 of the Commission (the “Rule”). The Optionee also understands that, with respect to the Rule, routine sales of securities made in reliance upon such Rule only can be made in limited amounts in accordance with the terms and condition of the Rule, and that in cases in which the Rule is inapplicable, compliance with either Regulation A or another disclosure exemption under the Securities Act will be required. Thus, the Option Shares will have to be held indefinitely in the absence of registration under the Securities Act or an exemption from registration.

Furthermore, the Optionee fully understands that the Option Shares have not been registered under the Securities Act and that they will be issued in reliance upon an exemption which is available only if Optionee, or the Optionee’s designee if applicable, acquires such shares for investment and not with a view to distribution. The Optionee is familiar with the phrase “acquired for investment and not with a view to distribution” as it relates to the Securities Act and the special meaning given to such term in various releases of the Commission.

-- Stock Option Plan Agreement --

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11.	Privilege of ownership.

The Optionee and the Optionee’s designee shall not have any of the rights of a shareholder with respect to the Option Shares covered by the Option except to the extent that one or more certificates for such Option Shares shall be delivered to them upon exercise of the Option.

12.	Notices.

Any notices required or permitted to be given under this Agreement shall be in writing and shall be deemed to be given upon receipt by sender or sender’s return receipt for acknowledgment of delivery of said notice by postage prepaid registered mail. Such notice shall be addressed to the party to be notified as shown below:

The Company:	View Systems Inc. at the address on the front page of this Agreement; and

The Optionee:	At the address listed below his name on the front page of this Agreement.

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

13.	General provisions.

(a)	Amendments. This Agreement may not be amended nor may any rights hereunder be waived except by an instrument in writing signed by the party sought to be charged with such amendment or waiver.

(b)	Proper law. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Nevada, U.S.A.

(c)	Time of the essence. Time shall be of the essence of this Agreement.

(d)	Gender. All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural as the identity of the parties hereto may require.

(e)	Entire agreement. The provisions contained herein constitute the entire agreement between the parties hereto and supersede all previous understandings and agreements with respect to the granting of the within Option.

(f)	Enurement. This Agreement shall enure to the benefit of and bind the parties hereto and shall, to the extent hereinbefore provided, enure to the parties’ respective heirs, executors, successors, administrators and assigns.

-- Stock Option Plan Agreement --

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(g)	Approvals. This Agreement is or may be subject to the prior approval of all regulatory authorities having jurisdiction over the Company where required by the laws, regulations and by-laws to which the Company is subject, and, where not already obtained, is or may be subject, prior to exercise of the Option, to the approval by the shareholders of the Company to the granting of options in the capital stock of the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the day and year first above written.

VIEW SYSTEMS INC.	)
the Company herein,	)
was hereunto affixed in the presence of:	)
)
/s/ Gunther Than	)
Authorized Signatory	)

SIGNED, SEALED and DELIVERED by	)
REID R. MILES,	)
the Optionee herein, in the presence of:	)
)
/s/ Hitin Anand	)
Witness Signature	)	/s/ Reid R. Miles
	)	REID R. MILES
470 Park Ave. S., New York, NY 10016)
Witness Address	)
)
Hitin Anand, Analyst	)
Witness Name and Occupation	)

__________

-- Stock Option Plan Agreement --

EXHIBIT A

TO VIEW SYSTEMS INC.

STOCK OPTION PLAN AGREEMENT

NOTICE AND AGREEMENT OF EXERCISE OF OPTION

The Optionee hereby exercises its Option to purchase                  shares (each an “Option Share”) of Common Stock of View Systems Inc. (the “Issuer”) pursuant to the terms of the Stock Option Plan Agreement dated February 26, 2013 by and between the Issuer and the Optionee (the “Agreement”).

Enclosed are the documents and, if applicable, payment as specified in paragraph 4 of the Agreement.

The Optionee, and the Optionee’s designee if applicable, understands that no Option Shares will be issued unless and until, in the opinion of Fresh Start Private Management, Inc. (the “Company”), any applicable registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), exchange on which stock of the same class is then listed, and any other requirements of law or any regulatory bodies having jurisdiction over such issuance and delivery, shall have been fully complied with. The Optionee, and the Optionee’s designee if applicable, hereby acknowledges, represents, warrants and agrees, to and with the Company as follows:

(a)	the Option Shares the Optionee, or the Optionee’s designee if applicable, is purchasing are being acquired for the Optionee’s, or for the Optionee’s designee’s if applicable, own account for investment purposes only and with no view to their resale or other distribution of any kind, and no other person (except if the Optionee, or the Optionee’s designee if applicable, is married, that person’s spouse) will own any interest therein;

(b)	the Optionee, or the Optionee’s designee if applicable, will not sell or dispose of the Option Shares in violation of the Securities Act or any other applicable federal or state securities laws;

(c)	if and so long as the Optionee, or the Optionee’s designee if applicable, is subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Optionee, and the Optionee’s designee if applicable, recognizes that any sale by the Optionee, or by the Optionee’s designee if applicable, or their respective and immediate families, of the Company’s Common Stock within six months before or after any grant or exercise of the Optionee’s stock Option may create liability for the Optionee, or for the Optionee’s designee if applicable, under Section 16(b) of the Exchange Act (“Section 16(b)”);

-- Stock Option Plan Agreement -- -- Fresh Start Private Management, Inc. --

2

(d)	the Optionee, and the Optionee’s designee if applicable, has consulted with the Optionee’s, and the Optionee’s designee’s if applicable, counsel regarding the application of Section 16(b) to this exercise of the Optionee’s stock Option;

(e)	the Optionee, and the Optionee’s designee if applicable, will consult with their respective counsel regarding the application of Section 16(b) before the Optionee, or the Optionee’s designee if applicable, makes any sale of the Company’s Common Stock, including the Option Shares, within six months after the date of this Agreement;

(f)	if required by the Company in writing, the Optionee, and the Optionee’s designee if applicable, will report all sales of Option Shares to the Company in writing on a form prescribed by the Company;

(g)	the Optionee, and the Optionee’s designee if applicable, will assist the Company in the filing of and will timely file all reports that the Optionee, or the Optionee’s designee if applicable, may be required to file under the federal securities laws;

(h)	the Optionee, and the Optionee’s designee if applicable, agrees that the Company may, without liability for its good faith actions, place legend restrictions upon the Option Shares and issue “stop transfer” instructions requiring compliance with applicable securities laws and the terms of the Optionee’s stock Option; and

(i)	if any of the Option Shares are being acquired solely for the account of the Optionee’s designee, each of the Optionee and the Optionee’s designee is either a consultant or advisor to the Company, the Optionee is under privity of contract or arrangement with the Company and each of the Optionee and the Optionee’s designee, in such capacity, has rendered bona fide services to the Company which include, but are not limited to, financial, administrative and/or managerial services; and provided that neither the Optionee nor the Optionee’s designee rendered or renders services, directly or indirectly, to promote or maintain a market for the Company’s securities and, furthermore, provided that no such services were rendered or are being rendered in connection with the offer or sale of securities in a capital-raising transaction on behalf of the Company; failing any of which any Option Shares acquired hereunder may not be or may not have been registerable under the Securities Act and may not be sold unless they are sold pursuant to an exemption from registration under the Securities Act.

The foregoing restrictions or notice thereof shall be placed on the certificates representing the Option Shares purchased pursuant to the Option and the Company may refuse to issue the certificates or to transfer the Option Shares on its books unless it is satisfied that no violation of such restrictions will occur.

-- Stock Option Plan Agreement -- -- Fresh Start Private Management, Inc. --

3

Payment shall take the form of (check the applicable box):

☐           in lawful money of the United States; or

☐           if permitted, the cancellation of such number of Option Shares as is necessary, in accordance with the formula set forth in paragraph 5 of the Agreement, to exercise this Option with respect to the maximum number of Option Shares purchasable pursuant to the cashless exercise procedure set forth in such paragraph.

The number of Option Shares specified above are to be issued in the registration manner as directed by the Optionee and, if applicable, to the Optionee’s designee as set forth hereinbelow.

Registration respecting the Optionee (must be completed by the Optionee):

(Print Optionee’s name)	(Optionee’s signature)

(Optionee - Print name of spouse	(Address for Optionee)
if you wish joint registration)

Registration respecting the Optionee’s designee (complete if applicable only):

(Print Optionee’s designee’s name)	(Optionee’s designee’s signature)

(Optionee’s designee - Print name of	(Address for Optionee’s designee)
spouse if you wish joint registration)

-- Stock Option Plan Agreement --